UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For July 17, 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

     On July 17, 2009, FreeSeas Inc. (the “Company”) announced new charters for its vessels, the M/V Free Impala, the M/V Free Envoy, the M/V Free Knight and the M/V Free Maverick, which are each currently operating in the spot market. In addition, the Company provided information regarding the expected impact of off hire incidents and announced that it has received an extension of certain loan covenant waivers.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration No. 333-145098.
SUBMITTED HEREWITH:

Exhibit

99.1	Press Release dated July 17, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: July 17, 2009
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	Chief Executive Officer and President

3